Filed pursuant to Rule 433

March 11, 2024

Relating to

Preliminary Prospectus Supplement dated March 11, 2024

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-06

Duke Energy Progress, LLC
$500,000,000 First Mortgage Bonds, 5.10% Series due 2034

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC (the “Issuer”)
Trade Date:	March 11, 2024
Settlement Date:	March 14, 2024 (T+3)
Expected Ratings (Moody’s/S&P):*	Aa3/A (Stable/Stable)
Security Description:	First Mortgage Bonds, 5.10% Series due 2034 (the “Mortgage Bonds”)
Principal Amount:	$500,000,000
Maturity Date:	March 15, 2034
Benchmark Treasury:	4.000% due February 15, 2034
Benchmark Treasury Price:	99-03
Benchmark Treasury Yield:	4.112%
Spread to Benchmark Treasury:	+103 bps
Reoffer Yield:	5.142%
Price to the Public:	99.675% per Mortgage Bond, plus accrued interest, if any, from March 14, 2024
Coupon:	5.10%
Interest Payment Dates:	March 15 and September 15, beginning on September 15, 2024

Redemption Provisions/ Make-Whole Call:

Prior to December 15, 2033 (the date that is three months prior to the maturity date of the Mortgage Bonds (the “Par Call Date”)), the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the Mortgage Bonds + 20 bps less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26442U AS3 / US26442UAS33
Joint Book-Running Managers:	BMO Capital Markets Corp. Mizuho Securities USA LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Huntington Securities, Inc. WauBank Securities LLC American Veterans Group, PBC R. Seelaus & Co., LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1 (866) 864-7760, Mizuho Securities USA LLC toll-free at (866) 271-7403, RBC Capital Markets, LLC toll-free at (866) 375-6829, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 and U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.